Luby’s, Inc.
13111 Northwest Freeway
Suite 600
Houston, TX 77040
________________________________________________________________________________________________________________________________________________________________________________________

                                                                                              February 19, 2008

                                                          Via UPS Overnight and Via Facsimile

United States Securities and Exchange Commission
450 Fifth Street N. W.
Washington D.C. 20549

Attention:              Linda Cvrkel
Branch Chief

Ladies and Gentlemen:

Set forth below are the responses of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and related matters contained in a letter from the Staff to Mr. K. Scott Gray, Senior Vice President and Chief Financial Officer of the Company, dated January 29, 2008.

For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in bold text.  The comments are numbered to correspond to the comment number of the Staff’s comment letter. The heading references refer to the headings in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended August 29, 2007

Management’s Discussion and Analysis

- Results of Operations

- Fiscal 2007 compared to Fiscal 2006, page 14

1.
Please expand your discussion of other operating expenses and general and administrative expenses to discuss the significant cost components within these broad categories, such as product costs, compensation costs, advertising costs, professional fees, and any other significant components that would enable readers to understand your business better.  Also, when changes are due to more than one factor, please quantify and discuss each of the underlying reasons attributing to the change.  For example, you state that general and administrative expense decreased in fiscal 2007 primarily due to lower bonus expense and professional consulting fees, partially offset by increased share-based compensation expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

RESPONSE:  In future filings, the Company will discuss the significant cost components within other operating expenses and general and administrative expenses and will provide appropriate quantitative disclosure as to the changes in these components between reporting periods, and the underlying reasons attributing to such changes. Using the example from the above comment, we would modify it to read as follows: “general and administrative expenses decreased in fiscal 2007 primarily due to a $1.1 million decline in professional consulting fees related to fiscal 2006 system conversions and Sarbanes-Oxley consultant fees and $0.4 million less in bonus expenses as a result of fiscal 2007’s performance.  These declines were partially offset by $0.4 million in higher shared-based compensation due to an increased utilization of share-based compensation for employees as well as increases in salaries and other expenses.”

- Liquidity and Capital Resources, page 16

2.
In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instructions 1 to paragraph 303(a) of Regulation S-K.

RESPONSE:  In future filings, the Company will expand the liquidity discussion to cover the three-year period covered by the financial statements.

Statements of Operations, page 28

3.
We note your presentation of “other income, net” as a component of non-operating income on the face of the statements of operations.  Please explain to us and disclose in future filings, the nature of the significant components included in the “other income, net” caption.

RESPONSE: We supplementally advise the Staff that other income, net consists of the following significant components: $0.4 million in net rental property income and expenses, where the Company is the landlord; $0.4 million in prepaid sales tax discounts earned through the Company’s participation in state tax prepayment programs; and $0.1 million in de-recognition of gift certificate liability resulting from the expiration of state statute of limitations on gift certificate amounts. The Company will disclose the nature of these components in its future filings.

Form 10-Q for the Quarter Ended November 21, 2007

Note 4: Income Taxes

4.
We note your disclosure that as a result of the JCT’s review taking no exception to the conclusions presented in your appeal, you derecognized or reversed the contingent tax liability previously reported in current accrued expense and other liabilities.  Based on your statements of operations, this appears to have resulted in the recognition approximately $1.9 and $1.5 million of interest related to income taxes and benefit for income taxes, respectively, during the quarter ended November 21, 2007.  Of those amounts, please tell us and separately disclose in future filings the amounts that were recognized for interest related to income taxes due to (a) the reversal of accrued interest for the contingent tax liability and (b) interest receivable related to the income tax refund; in addition to the amounts recognized as benefit for income taxes related to (a) the reversal of the non-interest  portion of the contingent tax liability and (b) the income tax refund.

RESPONSE: The $1.9 million recognized for interest related to income taxes related to (a) $1.1 million for the reversal of accrued interest for the contingent tax liability; and (b) $0.8 million for the interest related to the income tax refund. The $2.8 million recognized for the net benefit for income taxes related to (a) $3.4 million for the reversal of the non-interest portion of the contingent tax liability and (b) $0.9 million for the income tax refund, offset by unrealized deferred tax assets of $1.5 million related to stock options.  In future filings, the Company will separately disclose these amounts.

Note 6: Impairment of Long-Lived Assets and property Held for Sale

5.
We note your disclosure that in the first quarter fiscal 2008, you recognized a $1.2 million impairment related to selected under performance operating restaurants based on an estimate of net sales proceeds, partially offset by a $.5 million reversal of a previously recognized impairment related to one ground lease unit which will be reopened in fiscal 2008.  Please note that once an impairment loss has been recognized on an asset, the adjusted carrying amount of the long-lived asset shall be its new cost basis.  The reversal of a previously recognized impairment loss is not appropriate in accordance with paragraph 15 of SFAS No. 144.  Please revise to eliminate the reversal of the $.5 million previously recognized impairment from your statement of operations for the first quarter of 2008.

RESPONSE: The Company recognized the $0.5 million reversal of a previously recognized impairment in the first quarter 2008 in accordance with paragraph 38 of SFAS 144, which states:

“If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used.  A long-lived asset that is reclassified shall be measured individually at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.”

We believe that the facts set forth below support our application of paragraph 38 of SFAS No 144 in this case instead of paragraph 15.

The Company decided to close one of its ground-leased restaurants in October 2002 due to under performance and inadequate expected future cash flows.  The restaurant was deemed to be fully impaired due to the following factors: (1) the ground lease was a significant commitment, as it extended to 2019, (2) a default on the lease due to the Company’s failure to make lease payments would trigger a transfer in title to the property to the landlord, (3) the Company believed that the best possible outcome would be for another entity to assume the long-term ground lease obligation in exchange for the right to utilize the restaurant asset over the remaining term of the lease, and (4) the Company was in troubled financial condition at the time and was uncertain as to its ability to negotiate a favorable assignment to another party. The Company notes that the opinion of its independent auditor with respect to the financial statements included in the Company’s Annual Reports on Form 10-K for the fiscal years ended August 28, 2002 and August 27, 2003 contained going concern qualifications.  After considering these factors, particularly the immediate need of the Company to eliminate future obligations, the Company believed that the net realizable value of this property was likely to be zero.

Subsequent to October 2002, the Company marketed this property but was unable to negotiate an assignment to another party.  Since that time, however, the Company has stabilized its cash flows, returned to profitability and launched an expansion of its brand within existing and new markets. Meanwhile, as part of the implementation of the Company’s growth plan announced in July 2007, the Company reevaluated this location, which is situated in one of the Company’s largest existing markets targeted for future expansion, and determined it to be a viable site for a reopening as a restaurant conversion featuring design elements of the Company’s new restaurant prototype. The Company believes positive growth in the market area surrounding the closed restaurant, including growth in population and number of businesses since October 2002, make the site viable for this asset to be held and used by the Company.  The Company believes that the development activity and increased commercial and residential investments in the area have increased the fair value of the property as of the date the Company made the decision to reclassify the asset as held for use during the first quarter of fiscal 2008, the first full fiscal quarter since the announcement of the Company’s growth plan.

The Company considered several factors in determining the current fair value of the asset that resulted in the reversal of $0.5 million in the first quarter of fiscal 2008.  The Company based the fair value estimate on its past experience with other ground-leased restaurant asset sales (net realizable value in excess of zero carrying value upon sale), the current property tax assessed value of the building ($825,000), independent outside appraisals ($800,000), as well as a current contract amount pending on a sale of a similar property owned by the Company in the same metro vicinity ($625,000). Based on these factors, the Company determined the estimated fair value of the property to be $0.5 million, which is lower than the carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used of $1.1 million.  In this case the $0.5 million reversal was made to adjust the carrying value from zero to the lower of adjusted cost or fair value in accordance with paragraph 38 of SFAS No. 144.

*   *   *   *   *

            The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

                                                      Very truly yours,

                                                                                        /s/K.Scott Gray

                                                                                                                K. Scott Gray
                                                                        Senior Vice President and
                                                                                Chief Financial Officer